Exhibit 21.1

As of December 31, 2019:
Subsidiaries of Red River Bancshares, Inc.

Name	State of Organization
Red River Bank	Louisiana

Subsidiaries of Red River Bank

Name	State of Organization
Source Business and Industrial Development Company, LLC	Louisiana
Rivermark Properties, LLC	Louisiana